Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 27, 2026

Relating to Preliminary Prospectus dated May 27, 2026 and

Prospectus dated July 17, 2024

Registration No. 333-279726

PennantPark Floating Rate Capital Ltd.

$100,000,000

7.375% Notes due 2031

PRICING TERM SHEET

May 27, 2026

The following sets forth the final terms of the 7.375% Notes due 2031 and should only be read together with the preliminary prospectus supplement dated May 27, 2026, together with the accompanying prospectus dated July 17, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	PennantPark Floating Rate Capital Ltd. (the “Company”)

Security:	7.375% Notes due 2031

Type of Note:	Unsecured fixed rate notes

Listing:	The Company intends to list the Notes on The New York Stock Exchange (“NYSE”) under the trading symbol “PFLA” and expects trading in the Notes on the NYSE to begin within 30 days of the original issue date.

Expected Rating (DBRS)*:	BBB (low)

Initial Aggregate Principal Amount Offered:	$100,000,000

Over-Allotment Option:	$15,000,000

Trade Date:	May 27, 2026

Settlement Date**:	June 1, 2026 (T+3)

Date Interest Starts Accruing:	June 1, 2026

Maturity Date:	June 15, 2031

Price to the Public (Issue Price):	$25.00 per Note

Underwriting Discount:	3.15% (or $3,150,000 total assuming the over-allotment option is not exercised)

Net Proceeds to the Company (Before Expenses):	96.85% (or $96,850,000 total assuming the over-allotment option is not exercised)

Principal Payable at Maturity:	100% of the aggregate principal amount

Coupon (Interest Rate):	7.375%

Day Count Basis:	360-day year of twelve 30-day months

Interest Payment Dates:	Every March 15, June 15, September 15 and December 15, commencing September 15, 2026. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods	The initial interest period will be the period from and including June 1, 2026, to, but excluding, September 15, 2026, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 15, 2028, upon not less than 30 days’ nor more than 60 days’ written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to but not including the date fixed for redemption.

Specified Currency:	U.S. Dollars

Denomination:	$25 and integral multiples of $25 in excess thereof

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or the place of payment are authorized or required by law or executive order to close

CUSIP:	70806A 205

ISIN:	US70806A2050

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC UBS Securities LLC

Co-Managers:	Oppenheimer & Co. Inc. Ladenburg Thalmann & Co. Inc. Maxim Group LLC

Trustee, Paying Agent and Security Registrar:	Equiniti Trust Company, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Company expects that delivery of the Notes will be made to investors on or about June 1, 2026, which will be the third business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day prior to the date of delivery thereof will be required, by virtue of the fact that the Notes initially will settle in T+3 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The preliminary prospectus supplement dated May 27, 2026 and the accompanying prospectus dated July 17, 2024, each of which have been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Company’s shelf registration statement is on file and has been declared effective by the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. Before you invest, you should read the preliminary prospectus supplement dated May 27, 2026 and the accompanying prospectus dated July 17, 2024 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from: Morgan Stanley & Co. LLC toll-free at +1-866-718-1649; Goldman Sachs & Co. LLC toll-free at +1-866-471-2526; Keefe, Bruyette & Woods, Inc. toll-free at +1-800-966-1559; RBC Capital Markets, LLC toll-free at +1-866-375-6829; and UBS Securities LLC toll-free at +1-833-481-0269.

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